UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A
(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Cinedigm Digital Cinema Corp.

(Exact name of Registrant as specified in its charter)

Delaware	22-3720962

(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

55 Madison Avenue, Suite 300, Morristown, New Jersey	07960

(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class To be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Class A Common Stock	Nasdaq Global Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A. (c), please check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A. (d), please check the following box. ☐

Securities Act registration statement file number to which this form relates: not applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

The undersigned hereby amends, as set forth below, the Registration Statement on Form 8-A filed by the registrant with the Securities and Exchange Commission on April 12, 2006.

Item 1.   Description of Registrant’s Securities to be Registered.

On October 5, 2009, Cinedigm Digital Cinema Corp., f/k/a Access Integrated Technologies, Inc., a Delaware corporation (the "Company "), filed an amendment (the “NOL Protective Charter Amendment”) to its Fourth Amended and Restated Certificate of Incorporation (as amended, the “Charter”) to reclassify its existing Class A common stock, par value $0.001 per share (the “Old Class A Common Stock”), and Class B common stock, par value $0.001 per share (the “Old Class B Common Stock” and, together with the Old Class A Common Stock, the “Old Common Stock”), into shares of new Class A common stock, par value $0.001 per share (the “Class A Common Stock”), and Class B common stock, par value $0.001 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), respectively, and impose restrictions on transfer of the Common Stock  in certain circumstances.  These restrictions on transfer prohibit certain future transfers of the Common Stock that could adversely affect the Company’s ability to utilize its net operating loss carryforwards and certain income tax credits to reduce its federal income taxes.  Pursuant to the NOL Protective Amendment, each share of Old Class A Common Stock was automatically reclassified into one share of Class A Common Stock and each share of Old Class B Common Stock was automatically reclassified into one share of Class B Common Stock (collectively, the “Reclassification”).

The authorized capital stock of the Company consists of 75,000,000 shares of Class A Common Stock, 75,000,000 shares of Old Class A Common Stock, 15,000,000 shares of Class B Common Stock, 15,000,000 shares of Old Class B Common Stock, and 15,000,000 shares of preferred stock, $0.001 par value per share. The shares of the Class A Common Stock are currently traded on the NASDAQ Global Market.

Except for the restrictions on transfer set forth in the NOL Protective Charter Amendment and summarized below, the shares of Common Stock have the same rights and preferences as shares of Old Common Stock.

Common Stock

Holders of Class A Common Stock are entitled to one vote for each share of Class A Common Stock on matters for which shareholders may vote.  Holders of Class B Common Stock are entitled to ten (10) votes for each share of Class B Common Stock on matters for which shareholders may vote.  Each share of Class B Common Stock is convertible at any time at the holder’s option into one (1) share of Class A Common Stock.  There are no cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of the Company’s preferred stock, the holders of the Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Company’s Board of Directors (the “Board”) out of funds legally available for the payment of dividends. In the event of a liquidation, dissolution or winding up of the Company, the holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of the preferred stock of the Company. Holders of the Common Stock have no preemptive rights or rights to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock.

As a result of the NOL Protective Charter Amendment, the shares of Common Stock are also subject to transfer restrictions such that holders of Common Stock are restricted from attempting to transfer (which includes any direct or indirect acquisition, sale, transfer, assignment, conveyance, pledge or other disposition) any of the shares of Common Stock (or options, warrants or other rights to acquire the Common Stock, or securities convertible or exchangeable into Common Stock), to the extent that such transfer would (i) create or result in an individual or entity becoming a 5-percent shareholder of the Common Stock for purposes of Section 382 of the Internal Revenue Code of 1986, as amended and the related Treasury Regulations (which are referred to as a “Five Percent Shareholder”) or (ii) increase the stock ownership percentage of any existing Five Percent Shareholder.

Transfers that violate the provisions of the NOL Protective Charter Amendment shall be null and void ab initio and shall not be effective to transfer any record, legal, beneficial or any other ownership of the number of shares which result in the violation of the NOL Protective Charter Amendment (which shares are referred to as “Excess Securities”). The purported transferee shall not be entitled to any rights as a Company stockholder with respect to the Excess Securities. Instead, the purported transferee would be required, upon demand by the Company, to transfer the Excess Securities to an agent designated by the Company for the limited purpose of consummating an orderly arm’s-length sale of such shares. The net proceeds of the sale will be distributed first to reimburse the agent for any costs associated with the sale, second to the purported transferee to the extent of the price it paid, and finally any additional amount will go to the purported transferor, or, if the purported transferor cannot be readily identified, to a charity designated by the Board.  The NOL Protective Charter Amendment also provides the Company with various remedies to prevent or respond to a purported transfer that violates its provisions, including that any person who knowingly violates it, together with any persons in the same control group with such person, are jointly and severally liable to the Company for such amounts as will put it in the same financial position as it would have been in had such violation not occurred. All shares of the Common Stock that were issued in the reclassification are fully paid and non-assessable.

The NOL Protective Charter Amendment has an “anti-takeover” effect because, among other things, the Common Stock issued in exchange for the Old Common Stock restricts the ability of a person, entity or group to accumulate more than five percent of the Company’s Common Stock and the ability of persons, entities or groups now owning more than five percent of the outstanding shares of Common Stock from acquiring additional shares of the Company’s Common Stock without the approval of the Board.

Other Anti-Takeover Provisions

Tax Benefit Preservation Plan. On August 10, 2009, in accordance with the terms of a Tax Benefit Preservation Plan (the “Tax Benefit Preservation Plan”) between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent, the Company’s Board of Directors declared a dividend of one right (a “Right”) to purchase one one-thousandth share of the Company’s Series B Junior Participating Preferred Stock (“Series B Preferred”) for each outstanding share of Common Stock. Unless earlier redeemed by the Company in accordance with the Tax Benefit Preservation Plan, the Rights will become exercisable upon the earlier of (a) the tenth day following a public announcement (or such later date as may be determined by the Company’s Board of Directors) that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 4.99% or more of the shares of Common Stock then outstanding, and (b) the tenth business day (or such later date as may be determined by the Company’s Board of Directors) after a person or group announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 4.99% or more of the then outstanding shares of Common Stock. The earlier of such dates is referred to as the “Distribution Date.”

The Tax Benefit Preservation Plan is intended to protect the Company's ability to carry forward its net operating losses and certain other tax attributes (collectively, "NOLs").  The Company has experienced and may continue to experience substantial operating losses, and for federal and state income tax purposes, the Company may "carry forward" net operating losses in certain circumstances to offset current and future taxable income, which will reduce federal and state income tax liability, subject to certain requirements and restrictions.  These federal and state NOLs can be a valuable asset of the Company, which may inure to the benefit of the Company and its stockholders.  However, if the Company experiences an "ownership change," as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), its ability to use the NOLs could be substantially limited, and the timing of the usage of the NOLs could be substantially delayed, which could significantly impair the value of the Company's NOL asset.  Generally, an "ownership change" occurs if the percentage of the Company's stock owned by one or more "five percent stockholders" increases by more than fifty percentage points over the lowest percentage of stock owned by such stockholders at any time during the prior three-year period or, if sooner, since the last "ownership change" experienced by the Company.  A Tax Benefit Preservation Plan with a 4.99% "trigger" threshold is intended to act as a deterrent to any person acquiring 4.99% or more of the outstanding shares of Common Stock without the approval of the Board of Directors.  This would protect the Company's NOL asset because changes in ownership by a person owning less than 4.99% of the Common Stock are not included in the calculation of "ownership change" for purposes of Section 382 of the Code. The Tax Benefit Preservation Plan includes a procedure whereby the Board of Directors may consider requests to exempt certain proposed acquisitions of Common Stock from the applicable ownership trigger if the Board determines that the requested acquisition will not jeopardize or endanger the availability of the NOLs to the Company

The Rights are not intended to prevent a takeover of the Company and will not do so. However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company’s Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

Undesignated Preferred Stock. The Company’s Board of Directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company.

No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless the certificate of incorporation of the company provides otherwise. The Charter and the Company’s bylaws do not provide for cumulative voting.

Anti-Takeover Statutes. The Company is subject to Section 203 of the Delaware General Corporation Law which regulates corporate acquisitions of publicly held companies. This law provides that specified persons who, together with affiliates and associates, owns, or within three years did own, 15% or more of the outstanding voting stock of a publicly held Delaware corporation, or an interested stockholder, may not engage in business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in advance of the a manner prescribed by Delaware law. The law defines the term “business combination” to include mergers, asset sales and other transactions in which the interested stockholder receives or could receive a financial benefit on other than a pro rata basis with other stockholders. This provision has an anti-takeover effect with respect to transactions not approved in advance by the Company’s Board of Directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of the Company’s Common Stock.

This summary description of the NOL Protective Charter Amendment does not purport to be complete and is qualified in its entirety by reference to the NOL Protective Charter Amendment, which is filed as Exhibit 3.3 to this Form 8-A and is hereby incorporated by reference.

Item 2.	Exhibits.
The following exhibits are filed as a part of this Registration Statement:

Exhibit No.	Description

3.1	Fourth Amended and Restated Certificate of Incorporation of the Company, as amended. (1)
3.2	Certificate Of Designations of Series B Junior Participating Preferred Stock. (2)
3.3	Amendment dated October 5, 2009 to Fourth Amended and Restated Certificate of Incorporation of the Company relating to the reclassification of the Company’s common stock.

3.4	Bylaws of the Company. (3)
4.1	Tax Benefit Preservation Plan, dated as of August 10, 2009, between the Company and American Stock Transfer & Trust Company, as Rights Agent. (2)

(1)	Previously filed with the Securities and Exchange Commission on February 9, 2009 as an exhibit to the Company's Form 10-Q for the quarter ended December 31, 2008 (File No. 000-51910).
(2)	Previously filed with the Securities and Exchange Commission on August 12, 2009 as an exhibit to the Company’s Form 8-K (File No. 001-51910).
(3)	Previously filed with the Securities and Exchange Commission on August 6, 2003 as an exhibit to the Company’s Registration Statement on Form SB-2 (File No. 333-107711).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

CINEDIGM DIGITAL CINEMA CORP.
Date: October 6, 2009
	By:	/s/ Gary S. Loffredo
		Name:	Gary S. Loffredo
		Title:	Senior Vice President – Business Affairs and General Counsel

INDEX TO EXHIBITS

Exhibit No.	Description
3.1	Fourth Amended and Restated Certificate of Incorporation of the Company, as amended. (1)
3.2	Certificate Of Designations of Series B Junior Participating Preferred Stock. (2)
3.3	Amendment dated October 5, 2009 to Fourth Amended and Restated Certificate of Incorporation of the Company relating to the reclassification of the Company’s common stock.
3.4	Bylaws of the Company. (3)
4.1	Tax Benefit Preservation Plan, dated as of August 10, 2009, between the Company and American Stock Transfer & Trust Company, as Rights Agent. (2)

(1)	Previously filed with the Securities and Exchange Commission on February 9, 2009 as an exhibit to the Company's Form 10-Q for the quarter ended December 31, 2008 (File No. 000-51910).
(2)	Previously filed with the Securities and Exchange Commission on August 12, 2009 as an exhibit to the Company’s Form 8-K (File No. 001-51910).
(3)	Previously filed with the Securities and Exchange Commission on August 6, 2003 as an exhibit to the Company’s Registration Statement on Form SB-2 (File No. 333-107711).